UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for Third Quarter 2009
     We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, have reported our unaudited financial results for the third quarter ended September 30, 2009. All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Recent Highlights
•	Third quarter 2009 revenue was $281.9 million;
•	Shipped 320.5 MW of wafers, up 26.8% year-over-year;
•	Gross margin for the third quarter of fiscal 2009 was 20.1%;
•	Net income was $29.4 million, or $0.27 per diluted ADS;
•	Increased wafer capacity to 1.7 GW and started pilot production at first 5,000 metric ton (MT) train in 15,000 MT polysilicon plant; and
•	Sold a 15% ownership stake in 15,000 MT annualized capacity polysilicon plant to Jiangxi International Trust and Investment Co., Ltd. for RMB1.5 billion (equivalent to approximately US$219 million)
     Net sales for the third quarter of fiscal 2009 were $281.9 million, compared to $228.3 million for the second quarter of fiscal 2009, and $541.8 million for the third quarter of fiscal 2008.
     For the third quarter of fiscal 2009, gross profit was $56.8 million, compared to negative $205.5 million in the second quarter of fiscal 2009, and $122.9 million for the third quarter of fiscal 2008.
     Gross margin for the third quarter of fiscal 2009 was 20.1%, compared to negative 90.0% in the second quarter of fiscal 2009 and 22.7% in the third quarter of fiscal 2008.
     Income from operations for the third quarter of fiscal 2009 was $37.1 million, compared to a loss of $235.0 million for the second quarter of 2009, and compared to income from operations of $107.8 million for the third quarter of fiscal 2008.
     Operating margin for the third quarter of fiscal 2009 was 13.2% compared to negative 102.9% in the second quarter of fiscal 2009 and 19.9% in the third quarter of fiscal 2008.
     Income tax expense for the third quarter of fiscal 2009 was $6.6 million, compared to income tax benefit of $29.5 million in the second quarter of fiscal 2009.
     Net income for the third quarter of fiscal 2009 was $29.4 million, or $0.27 per diluted ADS, compared to a net loss of $216.9 million, or $2.03 per diluted ADS for the second quarter of fiscal 2009.
     We ended the third quarter of 2009 with $67.8 million in cash and cash equivalents and $72.7 million in short-term pledged bank deposits.
Conference Call Details
     Our Third Quarter 2009 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time (ET), on November 23, 2009. To listen to the live conference call, please dial 877-941-4774 (within U.S.) or 480-629-9760 (outside U.S.) at 7:50 a.m. ET on November 23, 2009. An audio replay of the call will be available to investors through November 25, 2009, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the passcode 4178461#.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Information
(In US$’000, except share and per share data)

	9/30/2009	6/30/2009
Assets
Current assets
Cash and cash equivalents	67,753	265,662
Pledged bank deposits	72,665	122,999
Trade accounts receivable	247,212	242,138
Bills receivable	5,208	642
Inventories	392,409	384,126
Prepayments to suppliers, net	74,063	79,163
Due from related parties	15,309	—
Other current assets	154,098	114,449
Deferred income tax assets, net	69,909	79,360

Total current assets	1,098,626	1,288,539
Property, plant and equipment, net	2,480,554	2,255,388
Deposits for purchases of property, plant and equipment	56,742	109,896
Intangible asset, net	1,035	966
Land use rights	164,422	164,846
Inventories to be processed beyond one year	25,314	—
Prepayments to suppliers expected to be utilized beyond one year, net	30,624	31,666
Pledged bank deposits — non-current	50,382	49,947
Debt issuance costs, net	5,813	6,690
Investment in an associate and a joint venture	74,540	63,504
Deposits relating to sales and leaseback transactions	7,322	7,319
Deferred income tax assets	16,907	—
Other assets	494	—

Total assets	4,012,775	3,978,761

Liabilities and equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	1,103,754	1,189,902
Bills payable	103,065	162,509
Trade accounts payable	154,438	128,266
Advance payments from customers, current portion	488,677	258,438
Accrued expenses and other payables	537,006	548,870
Due to related parties	32,628	647
Income tax payable	12,409	914
Other financial liabilities	20,586	19,252

Total current liabilities	2,452,563	2,308,798

	9/30/2009	6/30/2009
Convertible senior notes	400,000	400,000
Debt discount	(9,898)	(11,391)
Long-term bank borrowings, excluding current installments	298,918	247,406
Obligations under capital leases, excluding current installments	25,576	30,472
Advance payments from customers — non-current	177,967	423,491
Other liabilities	64,821	15,333
Deferred income tax liability	7,170	4,556

Total liabilities	3,417,117	3,418,665

Equity
LDK Solar Co., Ltd. shareholders’ equity
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized; 113,501,049 shares issued; 113,248,243 and 113,212,122 shares outstanding as of September 30, 2009 and June 30, 2009, respectively	11,325	11,321
Additional paid-in capital	476,653	473,268
Statutory reserve	29,676	29,676
Accumulated other comprehensive income	86,620	83,736
Accumulated deficit	(8,478)	(37,919)

Total LDK Solar Co., Ltd. shareholders’ equity	595,796	560,082
Non-controlling interests	(138)	14

Total equity	595,658	560,096

Total liabilities and shareholders’ equity	4,012,775	3,978,761

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	9/30/2009	6/30/2009
Net sales	281,888	228,298
Cost of goods sold	(225,118)	(433,819)

Gross profit (loss)	56,770	(205,521)
Selling expenses	(1,549)	(954)
General and administrative expenses	(16,110)	(26,506)
Research and development expenses	(2,007)	(2,018)

Total operating expenses	(19,666)	(29,478)

Profit (loss) from operations	37,104	(234,999)
Other income (expenses):
Interest income	696	394
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(11,365)	(12,899)
Foreign currency exchange gain, net	925	752
Government subsidy	13,819	360
Others	(5,236)	(40)

Profit (loss) before income tax	35,943	(246,432)
Income tax (expense) benefit	(6,562)	29,543

Net income (loss) after taxes before non-controlling interests	29,381	(216,889)
Loss attributable to non-controlling interests	60	-

Net income (loss) attributable to LDK Solar Co., Ltd. shareholders	29,441	(216,889)

Net income (loss) per ADS, Diluted	$0.27	$(2.03)

Incorporation by Reference
     This report on Form 6-K (except our press release attached hereto as Exhibit 99.5) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.
Exhibit
     Attached hereto as Exhibit 99.5 is the press release we issued on November 23, 2009 relating to our unaudited financial results for the third quarter 2009, which is furnished to the SEC.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: November 23, 2009